U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  FORM 12b-25


            NOTIFICATION OF LATE FILING         SEC FILE NUMBER
                                                1-7939

                                                CUSIP NUMBER
                                                925811101


[X] Form 10-K and Form 10-KSB [] Form 20-F [] Form 11-K [] Form 10-Q and Form 10-QSB

      For Period Ended:    September 30, 1995

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:  .........................................

--------------------------------------------------------------------------------
   Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates..........................
 ................................................................................

--------------------------------------------------------------------------------
Part I - Registrant Information

--------------------------------------------------------------------------------
Full Name of Registrant             Vicon Industries, Inc.
Former Name if Applicable
   525 Broad Hollow Road
 ................................................................................
Address of Principal Executive Office (Street and Number)
   Melville, NY   11747
 ................................................................................
City, State and Zip Code

 ................................................................................

Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

      (b) The subject annual report, semi-annual report, transition report on Form 10- K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No.34-26589 (72,435), effective April 12, 1989,
54 F.R. 10306.]

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
Part III - Narrative

--------------------------------------------------------------------------------
State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589 (72,435), effective April 12, 1989, 54 F.R. 10306; and Release No
34-30968 (72,439), effective August 13, 1992, 57 FR 36442.]

The Company is in the process of securing alternative long term financing to replace its existing revolving credit agreement which expired in October 1995. The Company's financial personnel are very limited and their efforts have been focused on the due diligence requirements of the lenders. Consequently, sufficient time will not be available to complete the 10K by December 29, 1995.

--------------------------------------------------------------------------------

Part IV - Other Information
--------------------------------------------------------------------------------
      (1) Name and telephone number of person to contact in regard to this notification

             Arthur D. Roche                (516)          293-2200
             (Name)                        (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes   [ ] No
      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company will report a net loss of $1,347,045 for the fiscal year ended September 30, 1995 compared with a net profit of $45,235 in the prior fiscal year ended.

                             Vicon Industries, Inc.

has caused the notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  December 20, 1995             By Arthur D. Roche
     --------------------------        ---------------
                                       Arthur D. Roche, Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.